

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

30th April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050885

Dear Sirs

Jardine Matheson Holdings Limited
2002 Final Dividend

I enclose for your attention a notification dated 30th April 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2003
WASH, D.C. 155 SECTION

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Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:33 30 Apr 2003
Number	5532K

JARDINE MATHESON HOLDINGS LIMITED

2002 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2002 final dividend of the above Company. The dividend will be paid on 14th May 2003, subject to approval at the Annual General Meeting.

2002 final dividend per share: US cents 22.20

GBP equivalent: 13.9235 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

30th April 2003

www.jardines.com

END

Company website




SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. DC
155
SECTION